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                                                              Filed pursuant to
                                                                 Rule 424(b)(3)
                                                                     333-178884
                                                                     333-178889
          METLIFE TARGET MATURITY MODIFIED GUARANTEED ANNUITY ("MTM")

                 T-MARK MODIFIED GUARANTEED ANNUITY ("T-MARK")

                        SUPPLEMENT DATED APRIL 28, 2014

                   TO THE PROSPECTUSES DATED APRIL 30, 2012

   This supplement updates information in, and should be read in conjunction with, the Prospectuses dated April 30, 2012. It should be read in its entirety and kept together with your Prospectus for future reference. You can obtain a copy of the April 30, 2012 Prospectuses by writing to MetLife Insurance Company of Connecticut, 1300 Hall Boulevard, Bloomfield, Connecticut, 06002-2910.

   Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the applicable Prospectus.

1. The new address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.

2. THE INSURANCE COMPANY - RISK

   Substitute the following as the description of the insurance company (first four sentences of MTM and first paragraph of T-Mark):

   MetLife Insurance Company of Connecticut ("MetLife of Connecticut") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States except New York, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

   In 2013, MetLife, Inc. announced its plans to merge MetLife of Connecticut, MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), and Exeter Reassurance Company, Ltd. ("Exeter Reassurance"), to create one larger U.S.-based and U.S.-regulated life insurance company. MetLife Investors and MetLife Investors USA, like MetLife of Connecticut, are U.S. insurance companies that issue variable insurance products in addition to other products. Exeter Reassurance is a direct subsidiary of MetLife, Inc. that mainly reinsures guarantees associated with variable annuity products issued by U.S. insurance companies that are direct or indirect subsidiaries of MetLife, Inc. MetLife of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. These mergers are expected to occur towards the end of 2014, subject to regulatory approvals.

3. Add the following new section after "Section 403(b) Plan Terminations" in "The Contracts":

OTHER PLAN TERMINATIONS

   Upon termination of a retirement plan that is not a Section 403(b) plan, Your employer is generally required to distribute Your Plan benefits under the Contract to You.

   This distribution is in cash. The distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Value Adjustment and any applicable Surrender Charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding ordinary income tax and applicable federal income tax penalties. (See "Federal Tax Considerations.") Surrender Charges will be waived if the net distribution is made under the exceptions listed in the "Surrenders" section of the prospectus. However, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a Surrender Charge. In that case, You will receive the net cash distribution, less any applicable Market Value Adjustment, Surrender Charge and withholding.

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4. Add the following new section before "Surrenders":

SECTION 403(B) COLLATERALIZED LOANS

   If Your employer's Plan and Section 403(b) Contract permits loans, such loans will be made only from the Contract up to certain limits. In that case, We credit Your Accumulated Value or Account Value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan.

   The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

   Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

5. Delete "Federal Tax Considerations" and substitute the following:

FEDERAL TAX CONSIDERATIONS

INTRODUCTION

   The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") and the provisions of the Code that govern the Contract are complex and subject to change. The applicability of federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect You and your Contract. Nor does this discussion address other federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the Contract. As a result, You should always consult a tax adviser for complete information and advice applicable to your individual situation.

   You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transactions under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's Plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 ("ERISA").

   We do not expect to incur federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

   To the extent permitted under federal tax law, we may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

   Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.

NON-QUALIFIED ANNUITY CONTRACTS

   A "non-qualified" annuity Contract discussed here assumes the Contract is an annuity Contract for federal income tax purposes, but the Contract is not held in a tax qualified "Plan" defined by the Code. Tax qualified Plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities ("TSA"), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457(b) or governmental 457(b) Plans. Contracts owned through such Plans are referred to below as "qualified" contracts.

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ACCUMULATION

   Generally, an owner of a non-qualified annuity Contract is not taxed on increases in the value of the Contract until there is a distribution from the Contract, either as Surrenders, partial withdrawal or income payments. This deferral of taxation on accumulated value in the Contract is limited to Contracts owned by or held for the benefit of "natural persons." A Contract will be treated as held by a natural person even if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person.

   In contrast, a Contract owned by other than a "natural person," such as a corporation, partnership, trust or other entity, will be taxed currently on the increase in accumulated value in the Contract in the year earned. Note that in this regard, an employer which is the owner of an annuity Contract under a non-qualified deferred compensation arrangement for its employees would be considered a non-natural owner and the annual increase in the Account Balance would be subject to current income taxation.

SURRENDERS OR WITHDRAWALS -- EARLY DISTRIBUTION

   If You take a withdrawal from your Contract, or surrender your Contract prior to the date You commence taking annuity or "income" payments (the "Annuity Starting Date"), the amount You receive will be treated first as coming from earnings (and thus subject to income tax) and then from your Purchase Payments (which are not subject to income tax). If the accumulated value is less than your Purchase Payments upon surrender of your Contract, You might be able to claim the loss on your federal income taxes as a miscellaneous itemized deduction.

   The portion of any withdrawal or distribution from an annuity Contract that is subject to income tax will also be subject to a 10% federal income tax penalty for "early" distribution if such withdrawal or distribution is taken prior to You reaching age 59 1/2, unless the distribution was made:

    (a)on account of your death or disability,

    (b)as part of a series of substantially equal periodic payments payable for your life or joint lives of You and your designated beneficiary, or

    (c)under certain immediate income annuities providing for substantially equal payments made at least annually.

   If You receive systematic payments that You intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the Contract.

AGGREGATION

   If You purchase two or more deferred annuity Contracts from MetLife (or its affiliates) during the same calendar year (after October 21, 1988), the law requires that all such Contracts must be treated as a single Contract for purposes of determining whether any payments not received as an annuity (e.g., withdrawals) will be includible in income. Aggregation could affect the amount of a withdrawal that is taxable and subject to the 10% federal income tax penalty described above. Since the IRS may require aggregation in other circumstances as well, You should consult a tax adviser if You are purchasing more than one annuity Contract from the same insurance company in a single calendar year. Aggregation does not affect distributions paid in the form of an annuity (See "Taxation of Payments in Annuity Form" below).

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EXCHANGES/TRANSFERS

   The annuity Contract may be exchanged in whole or in part for another annuity contract or a long-term care insurance policy. The exchange for another annuity contract may be a tax-free transaction provided that, among other prescribed IRS conditions, no amounts are distributed from either contract involved in the exchange for 180 days following the date of the exchange -- other than Annuity Payments made for life, joint lives, or for a term of 10 years or more. Otherwise, a withdrawal or "deemed" distribution may be includible in your taxable income (plus a 10% federal income tax penalty) to the extent that the accumulated value of your annuity exceeds your investment in the Contract (your "gain"). The opportunity to make partial annuity exchanges was provided by the IRS in 2011 and some ramifications of such an exchange remain unclear. If the annuity Contract is exchanged in part for an additional annuity contract, a distribution from either contract may be taxable to the extent of the combined gain attributable to both contracts, or only to the extent of your gain in the contract from which the distribution is paid. It is not clear whether this guidance applies to a partial exchange involving long-term care contracts. Consult your tax adviser prior to a partial exchange.

   A transfer of ownership of the Contract, or the designation of an Annuitant or other beneficiary who is not also the Contract owner, may result in income or gift tax consequences to the Contract owner. You should consult your tax adviser if You are considering such a transfer or assignment.

DEATH BENEFITS

   The death benefit is taxable to the recipient in the same manner as if paid to the Contract owner (under the rules for withdrawals or income payments, whichever is applicable).

   After your death, any death benefit determined under the Contract must be distributed according to certain rules. The method of distribution that is required depends on whether You die before or after the Annuity Starting Date. If You die on or after the Annuity Starting Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If You die before the Annuity Starting Date, the entire interest in the Contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the Contract pass by reason of death; the beneficiary must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner. For Contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. If there is more than one Annuitant of a Contract held by a non-natural person, then such required distributions will be triggered by the death of the first co-Annuitant.

TAXATION OF PAYMENTS IN ANNUITY FORM

   When payments are received from the Contract in the form of an annuity, normally the Annuity Payments are taxable as ordinary income to the extent that payments exceed the portion of the payment determined by applying the exclusion ratio to the entire payment. The exclusion ratio of a Contract is determined at the time the Contract's accumulated value is converted to an annuity form of distribution. Generally, the applicable exclusion ratio is your investment in the Contract divided by the total payments You are expected to receive based on IRS rules which consider such factors, such as the form of annuity and mortality. The excludable portion of each Annuity Payment is the return of investment in the Contract and it is excludable from your taxable income until your investment in the Contract is fully recovered. We will make this calculation for You. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified Contract is an amount greater - or less -- than the taxable amount determined by us and reported by us to You and the IRS.

   Once You have recovered the investment in the Contract, further Annuity Payments are fully taxable. If You die before your investment in the Contract is fully recovered, the balance may be deducted on your last tax return, or if Annuity Payments continue after your death, the balance may be deducted by your beneficiary.

                                      4

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   If You receive payments that You intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the Contract.

   If the Contract allows, You may elect to convert less than the full value of your Contract to an annuity form of pay-out (i.e., "partial annuitization.") In this case, your investment in the Contract will be prorated between the annuitized portion of the Contract and the deferred portion. An exclusion ratio will apply to the Annuity Payments as described above, provided the annuity form You elect is payable for at least 10 years or for the life of one or more individuals.

3.8% TAX ON NET INVESTMENT INCOME

   Federal tax law imposes a 3.8% Medicare tax on the lesser of:

    (1)the taxpayer's "net investment income," (from non-qualified annuities, interest, dividends, and other investments, offset by specified allowable deductions), or

    (2)the taxpayer's modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 otherwise).

   "Net investment income" in Item 1 above does not include distributions from tax qualified Plans, (i.e., arrangements described in Code Sections 40l(a), 403(a), 403(b), 408, 408A or 457(b), but such income will increase modified adjusted gross income in Item 2 above.

   You should consult your tax adviser regarding the applicability of this tax to income under your annuity Contract.

PUERTO RICO TAX CONSIDERATIONS

   The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S.

   Distributions that are not in the form of an annuity (including partial Surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis.

   The amount of income on annuity distributions in annuity form (payable over your lifetime) is also calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the IRS issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity Contract and/or any proposed distribution, particularly a partial distribution or election to annuitize if You are a resident of Puerto Rico.

QUALIFIED ANNUITY CONTRACTS

INTRODUCTION

   The Contract may be purchased through certain types of retirement Plans that receive favorable treatment under the Code ("tax qualified Plans"). Tax-qualified Plans include arrangements described in Code Sections 40l(a), 40l(k), 403(a), 403(b) or tax sheltered annuities ("TSA"), 408 or "IRAs (including SEP and SIMPLE

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IRAs), 408A or "Roth IRAs" or 457 (b) or 457(b) governmental Plans. Extensive especial tax rules apply to qualified Plans and to the annuity Contracts used in connection with these Plans. Therefore, the following discussion provides only general information about the use of the Contract with the various types of qualified Plans. Adverse tax consequences may result if You do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   The rights to any benefit under the Plan will be subject to the terms and conditions of the Plan itself as well as the terms and conditions of the Contract.

   We exercise no control over whether a particular retirement Plan or a particular contribution to the Plan satisfies the applicable requirements of the Code, or whether a particular individual is entitled to participate or benefit under a Plan.

   All qualified Plans and arrangements receive tax deferral under the Code. Since there are no additional tax benefits in funding such retirement arrangements with an annuity, there should be reasons other than tax deferral for acquiring the annuity within the Plan. Such non-tax benefits may include additional insurance benefits, such as the availability of a guaranteed income for life.

   A Contract may also be available in connection with an employer's non-qualified deferred compensation Plan and qualified governmental excess benefit arrangement to provide benefits to certain employees in the Plan. The tax rules regarding these Plans are complex. We do not provide tax advice. Please consult your tax adviser about your particular situation.

ACCUMULATION

   The tax rules applicable to qualified Plans vary according to the type of Plan and the terms and conditions of the Plan itself. Both the amount of the contribution that may be made and the tax deduction or exclusion that You may claim for that contribution are limited under qualified Plans.

   Purchase payments or contributions to IRAs or tax qualified retirement Plans of an employer may be taken from current income on a before tax basis or after tax basis. Purchase payments made on a "before tax" basis entitle You to a tax deduction or are not subject to current income tax. Purchase payments made on an "after tax" basis do not reduce your taxable income or give You a tax deduction. Contributions may also consist of transfers or rollovers as described below which are not subject to the annual limitations on contributions.

   The Contract will accept as a single purchase payment a transfer or rollover from another IRA or rollover from an eligible retirement Plan of an employer (i.e., 401(a), 401(k), 403(a), 403(b) or governmental 457(b) Plan.) It will also accept a rollover or transfer from a SIMPLE IRA after the taxpayer has participated in such arrangement for at least two years. As part of the single purchase payment, the IRA Contract will also accept an IRA contribution subject to the Code limits for the year of purchase.

   For income annuities established in accordance with a distribution option under a retirement Plan of an employer (e.g., 401(a), 401(k), 403(a), 403(b) or 457(b) Plan), the Contract will only accept as its single purchase payment a transfer from such employer retirement Plan.

TAXATION OF ANNUITY DISTRIBUTIONS

   If contributions are made on a "before tax" basis, You generally pay income taxes on the full amount of money You withdraw as well as income earned under the Contract. Withdrawals attributable to any after-tax contributions are your basis in the Contract and not subject to income tax (except for the portion of the withdrawal allocable to earnings). Under current federal income tax rules, the taxable portion of distributions under annuity contracts and qualified Plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

                                      6

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   If You meet certain requirements, your Roth IRA, Roth 403(b) and Roth 40l(k)
earnings are free from federal income taxes.

   With respect to IRA Contracts, we will withhold a portion of the taxable amount of your withdrawal for income taxes, unless You elect otherwise. The amount we withhold is determined by the Code.

WITHDRAWALS PRIOR TO AGE 59 1/2

   A taxable withdrawal or distribution from a qualified Plan which is subject to income tax may also be subject to a 10% federal income tax penalty for "early" distribution if taken prior to age 59 1/2, unless an exception described below applies.

   These exceptions include distributions made:

    (a)on account of your death or disability, or

    (b)as part of a series of substantially equal periodic payments payable for your life or joint lives of You and your designated beneficiary and You are separated from employment.

   If You receive systematic payments that You intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age
59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the Contract.

   In addition, a withdrawal or distribution from a qualified annuity Contract other than an IRA (including SEPs and SIMPLEs) will avoid the penalty if: (1) the distribution is on separation from employment after age 55; (2) the distribution is made pursuant to a qualified domestic relations order ("QDRO' )" (3) the distribution is to pay deductible medical expenses; or (4) if the distribution is to pay IRS levies (and made after December 31, 1999).

   In addition to death, disability and as part of a series of substantially equal periodic payments as indicated above, a withdrawal or distribution from an IRA (including SEPs and SIMPLEs and Roth IRAs) will avoid the penalty (1) if the distribution is to pay deductible medical expenses; (2) if the distribution is to pay IRS levies (and made after December 31, 1999); (3) if the distribution is used to pay for medical insurance (if You are unemployed), qualified higher education expenses, or for a qualified first time home purchase up to $10,000. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.

ROLLOVERS

   Your Contract is non-forfeitable (i.e., not subject to the claims of your creditors) and non transferable (i.e., You may not transfer it to someone else).

   Nevertheless, Contracts held in certain employer Plans subject to ERISA may be transferred in part pursuant to a QDRO.

   Under certain circumstances, You may be able to transfer amounts distributed from your Contract to another eligible retirement Plan or IRA.

   Generally, a distribution may be eligible for rollover. Certain types of distributions cannot be rolled over, such as distributions received on account of:

    (a)minimum distribution requirements, or

    (b)financial hardship.

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20% WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS

   For certain qualified employer Plans, we are required to withhold 20% of the taxable portion of your withdrawal that constitutes an "eligible rollover distribution" for federal income taxes. The amount we withhold is determined by the Code. You may avoid withholding if You assign or transfer a withdrawal from this Contract directly into another qualified Plan or IRA. Similarly, You may be able to avoid withholding on a transfer into this Contract from an existing qualified Plan You may have with another provider by arranging to have the transfer made directly to us. For taxable withdrawals that are not "eligible rollover distributions," the Code requires different withholding rules which determine the withholding amounts.

DEATH BENEFITS

   The death benefit is taxable to the recipient in the same manner as if paid to the Contract owner or Plan Participant (under the rules for withdrawals or income payments, whichever is applicable).

   Distributions required from a qualified annuity Contract following your death depend on whether You die before You had converted your Contract to an annuity form and started taking Annuity Payments (your Annuity Starting Date). If You die on or after your Annuity Starting Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If You die before your Annuity Starting Date, the entire interest in the Contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the Contract pass by reason of death; the beneficiary must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. For required minimum distributions following the death of the Annuitant of a qualified Contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a Contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The required minimum distribution rules are complex, so consult your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 required minimum distribution waiver.

   Additionally, if the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner. If your spouse is your beneficiary, and your Contract permits, your spouse may delay the start of these payments until December 31 of the year in which You would have reached age 70 1/2.

   If your spouse is your beneficiary, your spouse may be able to rollover the death proceeds into another eligible retirement Plan in which he or she participates, if permitted under the receiving Plan. Alternatively, if your spouse is your sole beneficiary, he or she may elect to rollover the death proceeds into his or her own IRA.

   If your beneficiary is not your spouse and your Plan and Contract permit, your beneficiary may be able to rollover the death proceeds via a direct trustee-to-trustee transfer into an inherited IRA. However a non-spouse beneficiary may not treat the inherited IRA as his or her own IRA.

   Additionally, for Contracts issued in connection with qualified Plans subject to ERISA, the spouse or ex-spouse of the owner may have rights in the Contract. In such a case, the owner may need the consent of the spouse or ex-spouse to change annuity options or make a withdrawal from the Contract.

REQUIRED MINIMUM DISTRIBUTIONS

   Generally, You must begin receiving retirement Plan withdrawals by April 1 following the latter of:

    (a)the calendar year in which You reach age 70 1/2, or

    (b)the calendar year You retire, provided You do not own more than 5% of our employer.

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

   For IRAs (including SEPs and SIMPLEs), You must begin receiving withdrawals by April 1 of the year after You reach age 70 1/2 even if You have not retired.

   A tax penalty of 50% applies to the amount by which the required minimum distribution exceeds the actual distribution.

   You may not satisfy minimum distributions for one employer's qualified Plan (i.e., 401(a), 403(a), 457(b)) with distributions from another qualified Plan of the same or a different employer. However, an aggregation rule does apply in the case of IRAs (including SEPs and SIMPLEs) or 403(b) Plans. The minimum required distribution is calculated with respect to each IRA, but the aggregate distribution may be taken from any one or more of your IRAs/SEPs. Similarly, the amount of required minimum distribution is calculated separately with respect to each 403(b) arrangement, but the aggregate amount of the required distribution may be taken from any one or more of the your 403(b) Plan contracts.

   Complex rules apply to the calculation of these withdrawals. In general, income tax regulations permit income payments to increase based not only with respect to the investment experience of the Portfolios but also with respect to actuarial gains.

   The regulations also require that the value of benefits under a deferred annuity including certain death benefits in excess of Contract value must be added to the amount credited to Your Account in computing the amount required to be distributed over the applicable period. We will provide You with additional information regarding the amount that is subject to minimum distribution under this rule. You should consult your own tax adviser as to how these rules affect your own distribution under this rule.

   If You intend to receive your minimum distributions which are payable over the joint lives of You and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of You and your non-spousal beneficiary), be advised that federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. You should consult your own tax adviser as to how these rules affect your own Contract.

   Required minimum distribution rules that apply to other types of IRAs while You are alive do not apply to Roth IRAs. However, in general, the same rules with respect to minimum distributions required to be made to a beneficiary after your death under other IRAs do apply to Roth IRAs.

ADDITIONAL INFORMATION REGARDING TSA (ERISA AND NON-ERISA) 403(B)

SPECIAL RULES REGARDING EXCHANGES

   In order to satisfy tax regulations, contract exchanges within a 403(b) Plan after September 24, 2007, must, at a minimum, meet the following requirements:
(1) the Plan must allow the exchange; (2) the exchange must not result in a reduction in a Participant's or a beneficiary's accumulated benefit; (3) the receiving contract includes distribution restrictions that are no less stringent than those imposed on the contract being exchanged; and (4) if the issuer receiving the exchanges is not part of the Plan, the employer enters into an agreement with the issuer to provide information to enable the contract provider to comply with Code requirements. Such information would include details concerning severance from employment, hardship withdrawals, loans and tax basis. You should consult your tax or legal counsel for any advice relating to Contract exchanges or any other matter relating to these regulations.

WITHDRAWALS

   If You are under age 59 1/2, You generally cannot withdraw money from your TSA Contract unless the withdrawal:

    (a)Related to Purchase Payments made prior to 1989 and pre-1989 earnings on those Purchase Payments;

    (b)Is exchanged to another permissible investment under your 403(b) Plan;

    (c)Relates to contributions to an annuity contract that are not salary reduction elective deferral, if your Plan allows it;

    (d)Occurs after You die, leave your job or become disabled (as defined by the Code);

    (e)Is for financial hardship (but only to the extent of elective deferrals), if your Plan allows it;

    (f)Relates to distributions attributable to certain TSA Plan terminations, if the conditions of the Code are met;

    (g)Relates to rollover or after-tax contributions; or

    (h)Is for the purchase of permissive service credit under a governmental defined benefit Plan.

   In addition, a Section 403(b) Contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the Participant no earlier than upon the earlier of the Participant's severance from employment or upon the prior occurrence of some event, such as after a fixed number of years, the attainment of a stated age or disability.

ADDITIONAL INFORMATION REGARDING IRAS

PURCHASE PAYMENTS

   Traditional IRA Purchase Payments (except for permissible rollovers and direct transfers) are generally not permitted after You attain age 70 1/2. Except for permissible rollovers and direct transfers, Purchase Payments for individuals are limited in the aggregate to the lesser of 100% of compensation or the deductible amount established each year under the Code. A purchase payment up to the deductible amount can also be made for a non-working spouse provided the couple's compensation is at least equal to their aggregate contributions. Individuals age 50 and older are permitted to make additional "catch-up" contributions if they have sufficient compensation. If You or your spouse are an active Participant in a retirement Plan of an employer, your deductible contributions may be limited. If You exceed purchase payment limits You may be subject to a tax penalty.

   Roth IRA Purchase Payments for individuals are non-deductible (made on an "after tax" basis) and are limited to the lesser of 100% of compensation or the annual deductible IRA amount. Individuals age 50 and older can make an additional "catch-up" purchase payment each year (assuming the individual has sufficient compensation). You may contribute up to the annual purchase payment limit if your modified adjusted gross income does not exceed certain limits. You can contribute to a Roth IRA after age 70 1/2. If You exceed purchase payment limits, You may be subject to a tax penalty.

WITHDRAWALS

   If and to the extent that Traditional IRA Purchase Payments are made on an "after tax" basis, withdrawals would be included in income except for the portion that represents a return of non-deductible Purchase Payments. This portion is generally determined based upon the ratio of all non-deductible Purchase Payments to the total value of all your Traditional IRAs (including SEP IRAs and SIMPLE IRAs). We withhold a portion of the amount of your withdrawal for income taxes, unless You elect otherwise. The amount we withhold is determined by the Code.

   Generally, withdrawal of earnings from Roth IRAs are free from federal income tax if (1) they are made at least five taxable years after your first purchase payment to a Roth IRA; and (2) they are made on or after the date You reach age 59 1/2 and upon your death, disability or qualified first-home purchase (up to $10,000). Withdrawals from a Roth IRA are made first from Purchase Payments and then from earnings. We may be required to withhold a portion of your withdrawal for income taxes, unless You elect otherwise. The amount will be determined by the Code.

CONVERSION

   Traditional IRAs may be converted to Roth IRAs. Except to the extent You have non-deductible contributions, the amount converted from an existing Traditional IRA into a Roth IRA is taxable. Generally, the 10% federal income tax penalty does not apply. However, the taxable amount to be converted must be based on the fair market value of the entire annuity contract being converted into a Roth IRA. Such fair market value, in general, is to be determined by taking into account the value of all benefits (both living benefits and death benefits) in addition to the Account Balance; as well as adding back certain loads and charges incurred during the prior twelve month period. Your Contract may include such benefits and applicable charges. Accordingly, if You are considering such conversion of your annuity Contract, please consult your tax adviser. The taxable amount may exceed the Account Balance at the date of conversion.

   A Roth IRA Contract may also be re-characterized as a Traditional IRA, if certain conditions are met. Please consult your tax adviser.

DISTINCTION FOR PUERTO RICO CODE

   An annuity Contract may be purchased by an employer for an employee under a qualified pension, profit sharing, stock bonus, annuity, or a "cash or deferred" arrangement Plan established pursuant to Section 1081.01 of the 2011 PR Code. To be tax qualified under the 2011 PR Code, a Plan must comply with the requirements of Section 1081.0l(a) of the 2011 PR Code which includes certain participation requirements, among other requirements. A trust created to hold assets for a qualified Plan is exempt from tax on its investment income.

CONTRIBUTIONS

   The employer is entitled to a current income tax deduction for contributions made to a qualified Plan, subject to statutory limitations on the amount that may be contributed each year. The Plan contributions by the employer are not required to be included in the current income of the employee.

DISTRIBUTIONS

   Any amount received or made available to the employee under the qualified Plan is includible in the gross income of the employee in the taxable year in which received or made available. In such case, the amount paid or contributed by the employer shall not constitute consideration paid by the employee for the Contract for purposes of determining the amount of Annuity Payments required to be included in the employee's gross income. Thus, amounts actually distributed or made available to any employee under the qualified Plan will be included in their entirety in the employee's gross income. Lump-sum proceeds from a Puerto Rico qualified retirement Plan due to separation from service will generally be taxed at a 20% capital gain tax rate to be withheld at the source. A special rate of 10% may apply instead, if the Plan satisfies the following requirements:

    (1)the Plan's trust is organized under the laws of Puerto Rico, or has a Puerto Rico resident trustee and uses such trustee as paying agent; and

    (2)10% of all Plan's trust assets (calculated based on the average balance of the investments of the trust) attributable to Participants who are Puerto Rico residents must be invested in "property located in Puerto Rico" for a three-year period.

   If these two requirements are not satisfied, the distribution will generally be subject to the 20% tax rate. The three-year period includes the year of the distribution and the two immediately preceding years. In the case of a defined contribution Plan that maintains separate accounts for each Participant, the described 10% investment requirement may be satisfied in the accounts of a Participant that chooses to invest in such fashion rather than at the trust level. Property located in Puerto Rico includes shares of stock of a Puerto Rico registered investment company, fixed or variable annuities issued by a domestic insurance company or by a foreign insurance corporation that derives more than 80% of its gross income from sources within Puerto Rico and bank deposits. The PR 2011 Code does not impose a penalty tax in case of early (premature) distributions from a qualified Plan.

ROLLOVER

   Deferral of the recognition of income continues upon the receipt of a distribution by a Participant from a qualified Plan, if the distribution is contributed to another qualified retirement Plan or traditional individual retirement account for the employee's benefit no later than sixty (60) days after the distribution.

ERISA CONSIDERATIONS

   In the context of a Puerto Rico qualified retirement Plan trust, the IRS has recently held that the transfer of assets and liabilities from a qualified retirement Plan trust under the Code to that type of Plan would generally be treated as a distribution includible in gross income for U.S. income tax purposes even if the Puerto Rico retirement Plan is a Plan described in ERISA
Section 1022(i)(1). By contrast, a transfer from a qualified retirement Plan trust under the Code to a Puerto Rico qualified retirement Plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor Plan for U.S. income tax purposes because a Puerto Rico retirement Plan that has made an election under ERISA
Section 1022(i)(2) is treated as a qualified retirement Plan for purposes Code
Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement Plan trust described in ERISA Section 1022(i)(l) would be applicable to transfers taking effect after December 31, 2012.

   Similar to the IRS in Revenue Ruling 2013-17, the U.S. Department of Labor issued DOL Technical Release No. 2013-04 on September 18, 2013, providing that, where the Secretary of Labor has authority to regulate with respect to the provisions of ERISA dealing with the use of the term "spouse", spouse will be read to refer to any individuals who are lawfully married under any state law, including same-sex spouses, and without regard to whether their state of domicile recognizes same-sex marriage. Thus, for ERISA purposes as well as federal tax purposes, an employee benefit Plan Participant who marries a person of the same sex in a jurisdiction that recognizes same-sex marriage will continue to be treated as married even if the couple moves to a jurisdiction, like Puerto Rico, that does not recognize same-sex marriage.

                     ADDITIONAL FEDERAL TAX CONSIDERATIONS

NON-QUALIFIED ANNUITY CONTRACTS

CHANGES TO TAX RULES AND INTERPRETATIONS

   Changes to applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively.

   We reserve the right to amend your Contract where necessary to maintain its status as an annuity Contract under federal tax law and to protect You and other Contract owners from adverse tax consequences.

   THE 3.8 % INVESTMENT TAX applies to investment income earned in households making at least $250,000
($200,000 single) and will result in the following top tax rates on investment income:

                         CAPITAL GAINS DIVIDENDS OTHER
                         ------------- --------- -----
                             23.8%       43.4%   43.4%

   The table above also incorporates the scheduled increase in the capital gains rate from 15% to 20%, and the scheduled increase in the dividends rate from 15% to 39.6%.

QUALIFIED ANNUITY CONTRACTS

   Annuity contracts purchased through tax qualified Plans are subject to limitations imposed by the Code and regulations as a condition of tax qualification. There are various types of tax qualified Plans which have certain beneficial tax consequences for Contract owners and Plan Participants.

TYPES OF QUALIFIED PLANS

   The following list includes individual account-type Plans which may hold an annuity Contract as described in the Prospectus. Except for Traditional IRAs, they are established by an employer for participation of its employees.

IRA

   Established by an individual, or employer as part of an employer Plan.

SEP

   Established by a for-profit employer, based on IRA accounts for each Participant. Employer only contributions.

401(K), 401(A)

   Established by for-profit employers, Section 501(c)(3) tax exempt and non-tax exempt entities, Indian Tribes.

403(B) TAX SHELTERED ANNUITY ("TSA")

   Established by Section 501(c)(3) tax exempt entities, public schools (K-12), public colleges, universities, churches, synagogues and mosques.

ROTH ACCOUNT

   Individual or employee Plan contributions made to certain Plans on an after-tax basis. An IRA may be established as a Roth IRA, and 401(k), 403(b) and 457(b) Plans may provide for Roth accounts.

ERISA

   If your Plan is subject to ERISA and You are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your Contract may be subject to your spouse's rights as described below.

   Generally, the spouse must give qualified consent whenever You elect to:

    (a)Choose income payments other than on a qualified joint and survivor annuity basis ("QJSA") (one under which we make payments to You during your lifetime and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any): or choose to waive the qualified pre-retirement survivor annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a Participant who dies with a vested interest in an accrued retirement benefit under the Plan before payment of the benefit has begun);

    (b)Make certain withdrawals under Plans for which a qualified consent is required;

    (c)Name someone other than the spouse as your beneficiary; or

    (d)Use your accrued benefit as security for a loan exceeding $5,000.

   Generally, there is no limit to the number of your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated beneficiary and the form of benefit selected, dated, signed by your spouse, witnessed by a notary public or Plan representative, and that it be in a form satisfactory to us. The waiver of the QJSA generally must be executed during the 180 day period (90 days for certain loans) ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If You die before benefits commence, your surviving spouse will be your beneficiary unless he or she has given a qualified consent otherwise.

   The qualified consent to waive the QPSA benefit and the beneficiary designation must be made in writing that acknowledges the designated beneficiary, dated, signed by your spouse, witnessed by a notary public or Plan representative and in a form satisfactory to us. Generally, there is no limit to the number of beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the Plan year in which You attain age 35. The waiver period for the QPSA ends on the date of your death.

   If the present value of your benefit is worth $5,000 or less, your Plan generally may provide for distribution of your entire interest in a lump sum without spousal consent.

   Comparison of Plan Limits for Individual Contributions:

           PLAN TYPE    ELECTIVE CONTRIBUTION  CATCH-UP CONTRIBUTION
           ---------    ---------------------  ---------------------
           IRA                 $5,500                 $1,000
           401(k)             $17,500                 $5,500
           SEP/401(a)         (Employer contributions only)
           403(b) (TSA)       $17,500                 $5,500

   Dollar limits are for 2014 and subject to cost-of-living adjustments in future years. Employer-sponsored individual account Plans may provide for additional employer contributions not to exceed the greater of $52,000 or 25% of an employee's compensation for 2014.

FEDERAL ESTATE TAXES

   While no attempt is being made to discuss the federal estate tax implications of the Contract, You should bear in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

   Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

   The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

 1300 HALL BOULEVARD
 BLOOMFIELD, CT 06002-2910                                    BOOKS 27 AND 28

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